Wearable Devices Ltd.

30 HaArba’a Street
Yokne’am Illit
2066736 Israel

October 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Wearable Devices Ltd. (CIK 0001887673)
Registration Statement No. 333-274841 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Wearable Devices Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 18, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan Chief Executive Officer